UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

344123203

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn:  Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Richard J. Cooper

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

June 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, Amendment No. 4 to Schedule 13D, dated as of February 14, 2007, Amendment No. 5 to Schedule 13D, dated as of August 23, 2007, Amendment No. 6 to Schedule 13D, dated as of February 20, 2008, Amendment No. 7 to Schedule 13D, dated as of April 4, 2008, Amendment No. 8 to Schedule 13D, dated as of April 23, 2008, and Amendment No. 9 to Schedule 13D, dated as of May 19, 2008 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

This Amendment No. 10 is being filed to report that, as further described below, on June 19, 2008, Foamex International Inc. (the “Company”) and D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”), Sigma Capital Associates, LLC (“Sigma”), CGDO, LLC (as agent and on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) (“CGDO”), and Q Funding III L.P. (together with CGDO, “Chilton” and, together with CGDO, Laminar and Sigma, the “Significant Equityholders”) entered into Amendment No. 1 (the “Amendment”), to the Equity Commitment Agreement, dated April 1, 2008 (the “Equity Commitment Agreement”), among the Company and the Significant Equityholders.

The Reporting Persons may be deemed to be members of a group with the other Significant Equityholders within the meaning of Rule 13d-5(b) with respect to their interests in equity securities of the Company.  However, the Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) beneficially owned by the Reporting Persons.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

As previously reported in Amendment No. 7 to the Schedule 13D, the Significant Equityholders entered into the Equity Commitment Agreement, dated April 1, 2008, with the Company, and each of the Significant Equityholders entered into a Put Option Agreement, dated April 1, 2008, (each a “Put Option Agreement,” collectively, the “Put Option Agreements,” and together with the Equity Commitment Agreement, the “Original Agreements”) with the Company.

On June 19, 2008, the Significant Equityholders and the Company entered into the Amendment, which amends the Original Agreements. A copy of the Amendment is attached hereto as Exhibit 3.

The Original Agreements contained certain cutback provisions intended to increase the likelihood that the Company may preserve its ability to apply certain net operating loss carryforwards (the “NOL Limitations”), as described in Amendment No. 7 to the Schedule 13D. The Amendment clarifies that the NOL Limitations cease to apply if (i) the Company exercises its options under the Put Option Agreements to require the Significant Equityholders to purchase shares of Common Stock (the “Put Options”) prior to June 27, 2008 pursuant to a provision that, subject to certain conditions, permits the exercise of the Put Options at the end of any fiscal quarter and (ii) this exercise of the Put Options results in an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended.

The Original Agreements provided that, if the Put Options were exercised under the circumstances described in the previous paragraph, the Company had to deliver the shares of Common Stock sold pursuant to the Put Options on the last business day of the relevant fiscal quarter. The Company has informed the Significant Equityholders that there is an insufficient number of authorized and unissued shares of Common Stock to make full delivery of such shares if the Put Options were exercised with respect to the fiscal quarter ending June 29, 2008. The Amendment provides for a delay in the issuance and delivery of 2.06% of such shares of Common Stock until the earlier of (i) the closing of the rights offering that the Company intends to conduct pursuant to the Equity Commitment Agreement and (ii) March 31, 2009. The Company has informed the Significant Equityholders that it expects to have amended its certificate of incorporation to increase the number of authorized shares of Common Stock before the closing of the rights offering.

 In consideration for entering into the Original Agreements, the Significant Equityholders are entitled to receive a premium (the “Put Option Premium”), payable in shares of Common Stock, subject to reduction by an amount equal to any premium actually paid pursuant to the Equity Commitment Letters, dated February 13, 2008 (the “Equity Commitment Letters”), between the Company and certain of the Significant Equityholders. The Amendment revises the Original Agreements to provide that the number of shares of Common Stock deliverable to any Significant Equityholder in payment of the Put Option Premium will be reduced by the number of shares of Common Stock that has been delivered to such Significant Equityholder in payment of any premium under the Equity Commitment Letters. As described in Amendment No. 8 to the Schedule 13D, an aggregate of 323,849 shares of Common Stock were paid to Laminar on April 22, 2008 pursuant to its Equity Commitment Letter. Accordingly, the number of shares of Common Stock deliverable to Laminar in payment of the Put Option Premium will be reduced by 323,849 shares.

As described in Amendment No. 7 to the Schedule 13D, to the extent that Sigma or Chilton would be entitled to receive shares of Common Stock that would result in beneficial ownership of Common Stock by such entity and its affiliates equal to or exceeding 10.0% and 5.0%, respectively, such entity’s obligations under its Put Option Agreement shall be reduced to prevent such entity’s (together with its affiliates) beneficial ownership from equaling or exceeding such percentage. To the extent that Sigma’s or Chilton’s obligations under their respective Put Option Agreements are reduced as a result of such cutback provisions, Laminar’s obligations under its Put Option Agreement will be increased by the amount of any such reductions.

Item 7.	Material to be filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 3

Amendment No. 1, dated June 19, 2008, to the Equity Commitment Agreement, dated April 1, 2008, among Foamex International Inc. and D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Anne Dinning, Rochelle Elias, Julius Gaudio, John Liftin, Louis Salkind, Stuart Steckler, Maximilian Stone, and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:  June 20, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Attorney-in-Fact for David E. Shaw